UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, August 6, 2019 — On August 6, 2019, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 3rd meeting of its 9th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Company’s consolidated financial statements of Q2 2019;

(2)	Capital reduction in connection with the cancellation of redeemed restricted employee shares; and

(3)	Capital reduction in connection with the cancellation of treasury shares.

On matter (2), the Board resolved that due to the resignation of employees who were previously granted restricted shares, a total of 24,671 common shares of a par value of NT$10 per share have been forfeited in accordance with the Company’s “Regulations of the Issuance of Restricted Shares”, and therefore, the Company will cancel these 24,671 common shares through a capital reduction in the amount of NT$246,710. The capital reduction record date is August 7, 2019. The share capital of the Company after the capital reduction will be NT$7,400,612,160.

On matter (3), the Board resolved that (i) a total of 12,748,847 common shares of the Company bought back by the Company as treasury shares in accordance with Article 28-2 of Taiwan’s Securities and Exchange Act and the Company’s 2016 Second Share Buyback and Transfer to Employees Rules (the “Buyback Rules”), which was approved by the Board on May 12, 2016, shall be treated as unissued shares in accordance with the Buyback Rules as they were not transferred to the employees within three years from the buyback. Accordingly, the Company shall, in accordance with Article 28-2 of Taiwan’s Securities and Exchange Act, cancel these 12,748,847 common shares, representing 1.72% of the share capital, through a capital reduction in the amount of NT$127,488,470. The capital reduction record date is August 7, 2019. The share capital of the Company after the capital reduction will be NT$7,273,123,690, and (ii) a total of 72,243 common shares, representing 0.01% of the share capital, which are held by the Company as treasury shares shall be canceled due to the buyback of common shares from the dissenting shareholders in accordance with the Article 12 and Article 13 of the Business Mergers and Acquisitions Act in the merger between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD. that was completed on October 31, 2016, through a capital reduction in the amount of NT$722,430. The capital reduction record date is September 14, 2019. The share capital of the Company after the capital reduction will be NT$7,272,401,260.